GMAC RFC

Statement to Certificateholder

REVISED

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   **(Not Applicable)**

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary   **(Not Applicable)**

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts   **(Not Applicable)**

18. Performance Tests

19. Lender Paid Mortgage Insurance   **(Not Applicable)**

20. Comments

Deal Information

Deal Name:	**Residential Accredit Loans Inc, 2007-QS10**
Asset Type:	**Mortgage Asset-Backed Pass-Through Certificates**
Closing Date:	**08/31/2007**
First Distribution Date:	**09/25/2007**
Determination Date:	**09/21/2007**
Distribution Date:	**09/25/2007**
Record Date:	
Book-Entry:	**08/31/2007**
Definitive:	**08/31/2007**
Trustee:	**Deutsche Bank Trust Company Americas**
Main Telephone:	**714-247-6000**
GMAC-RFC	
Bond Administrator:	**Ryan Huddleston**
Telephone:	**818-260-1444**
Pool(s) :	**40554,40567**

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74924DAA7	367,145,000.00	367,145,000.00	6.50000000	696,074.94	1,988,702.08	2,684,777.02	0.00	0.00	0.00	366,448,925.06
A-2	74924DAB5	33,117,842.00	33,117,842.00	6.50000000	62,788.54	179,388.31	242,176.85	0.00	0.00	0.00	33,055,053.46
A-P	74924DAH2	3,248,911.09	3,248,911.09	0.00000000	324,819.10	0.00	324,819.10	0.00	0.00	0.00	2,924,091.99
A-V	74924DAJ8	435,758,536.87 [1]	435,758,536.87 [1]	0.54724450	0.00	198,722.05	198,722.05	0.00	0.00	0.00	434,662,041.88 [1]
R	74924DAK5	100.00	100.00	6.50000000	100.00	0.54	100.54	0.00	0.00	0.00	0.00
M-1	74924DAL3	16,995,000.00	16,995,000.00	6.50000000	6,646.71	92,056.25	98,702.96	0.00	0.00	0.00	16,988,353.29
M-2	74924DAM1	3,921,800.00	3,921,800.00	6.50000000	1,533.81	21,243.08	22,776.89	0.00	0.00	0.00	3,920,266.19
M-3	74924DAN9	2,178,800.00	2,178,800.00	6.50000000	852.12	11,801.83	12,653.95	0.00	0.00	0.00	2,177,947.88
B-1	74924DAQ2	3,050,300.00	3,050,300.00	6.50000000	1,192.97	16,522.46	17,715.43	0.00	0.00	0.00	3,049,107.03
B-2	74924DAR0	2,832,400.00	2,832,400.00	6.50000000	1,107.75	15,342.17	16,449.92	0.00	0.00	0.00	2,831,292.25
B-3	74924DAS8	3,268,283.78	3,268,283.78	6.50000000	1,278.22	17,703.20	18,981.42	0.00	0.00	0.00	3,267,004.73
P	74924DAP4	100.00	100.00	0.00000000	100.00	0.00	100.00	0.00	0.00	0.00	0.00
Deal Totals		435,758,536.87	435,758,536.87		1,096,494.16	2,541,481.97	3,637,976.13	0.00	0.00	0.00	434,662,041.88

[1].Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates reported in Section 1 do not reflect any Exchanges
that may have been made on the Exchangeable Certificates.

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS10
September 25, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74924DAA7	1,000.00000000	1.89591290	5.41666666	7.31257955	0.00000000	0.00000000	998.10408710
A-2	74924DAB5	1,000.00000000	1.89591278	5.41666664	7.31257942	0.00000000	0.00000000	998.10408722
A-P	74924DAH2	1,000.00000000	99.97783596	0.00000000	99.97783596	0.00000000	0.00000000	900.02216404
A-V	74924DAJ8	1,000.00000000	0.00000000	0.45603708	0.45603708	0.00000000	0.00000000	997.48370968
R	74924DAK5	1,000.00000000	1,000.00000000	5.40000000	1,005.40000000	0.00000000	0.00000000	0.00000000
M-1	74924DAL3	1,000.00000000	0.39109797	5.41666667	5.80776464	0.00000000	0.00000000	999.60890203
M-2	74924DAM1	1,000.00000000	0.39109848	5.41666582	5.80776429	0.00000000	0.00000000	999.60890152
M-3	74924DAN9	1,000.00000000	0.39109602	5.41666514	5.80776115	0.00000000	0.00000000	999.60890398
B-1	74924DAQ2	1,000.00000000	0.39109924	5.41666721	5.80776645	0.00000000	0.00000000	999.60890076
B-2	74924DAR0	1,000.00000000	0.39109942	5.41666784	5.80776726	0.00000000	0.00000000	999.60890058
B-3	74924DAS8	1,000.00000000	0.39109823	5.41666550	5.80776373	0.00000000	0.00000000	999.60864781
P	74924DAP4	1,000.00000000	1,000.00000000	0.00000000	1,000.00000000	0.00000000	0.00000000	0.00000000
A-3	74924DAC3	1,000.00000000	2.37845008	5.41666666	7.79511674	0.00000000	0.00000000	997.62154992
A-4	74924DAD1	1,000.00000000	0.00000000	5.41666656	5.41666656	0.00000000	0.00000000	1,000.00000000
A-5	74924AAE9	1,000.00000000	0.00000000	5.41666671	5.41666671	0.00000000	0.00000000	1,000.00000000
A-6	74924DAF6	1,000.00000000	1.89591287	5.01666666	6.91257954	0.00000000	0.00000000	998.10408713
A-7	74924DAG4	1,000.00000000	1.89591284	8.01666659	9.91257943	0.00000000	0.00000000	998.10408716

Deal Factor :	**99.82242910%**

GMAC RFC

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-3	292,659,050.00	292,659,050.00	6.50000000	696,074.94	1,585,236.52	2,281,311.46	0.00	0.00	0.00	291,962,975.06
A-4	37,771,450.00	37,771,450.00	6.50000000	0.00	204,595.35	204,595.35	0.00	0.00	0.00	37,771,450.00
A-5	36,714,500.00	36,714,500.00	6.50000000	0.00	198,870.21	198,870.21	0.00	0.00	0.00	36,714,500.00
A-6	318,192,333.00	318,192,333.00	6.02000000	603,264.94	1,596,264.87	2,199,529.81	0.00	0.00	0.00	317,589,068.06
A-7	48,952,667.00	48,952,667.00	9.62000000	92,809.99	392,437.21	485,247.20	0.00	0.00	0.00	48,859,857.01
Class Totals:	734,290,000.00	734,290,000.00		1,392,149.87	3,977,404.16	5,369,554.03	0.00	0.00	0.00	732,897,850.13

[1.]Notional Balance

Section 3 contains information pertaining only to Exchanged Certificates, and does not represent the actual outstanding Certificates with regard to Exchanges having occurred.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period Start	End	Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount (1)	Interest Loss (2)	Deferred Interest (3)	Interest Shortfall Amount (4)	Other Income (5)	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6) (6)	Accrued Certificate Interest Remaining Unpaid
A-1	08/01/2007	08/31/2007	30/360	367,145,000.00	6.50000000	1,988,702.08	0.00	0.00	0.00	0.00	1,988,702.08	0.00
A-2	08/01/2007	08/31/2007	30/360	33,117,842.00	6.50000000	179,388.31	0.00	0.00	0.00	0.00	179,388.31	0.00
A-V	08/01/2007	08/31/2007	30/360	435,758,536.87 [1]	0.54724450	198,722.05	0.00	0.00	0.00	0.00	198,722.05	0.00
R	08/01/2007	08/31/2007	30/360	100.00	6.50000000	0.54	0.00	0.00	0.00	0.00	0.54	0.00
M-1	08/01/2007	08/31/2007	30/360	16,995,000.00	6.50000000	92,056.25	0.00	0.00	0.00	0.00	92,056.25	0.00
M-2	08/01/2007	08/31/2007	30/360	3,921,800.00	6.50000000	21,243.08	0.00	0.00	0.00	0.00	21,243.08	0.00
M-3	08/01/2007	08/31/2007	30/360	2,178,800.00	6.50000000	11,801.83	0.00	0.00	0.00	0.00	11,801.83	0.00
B-1	08/01/2007	08/31/2007	30/360	3,050,300.00	6.50000000	16,522.46	0.00	0.00	0.00	0.00	16,522.46	0.00
B-2	08/01/2007	08/31/2007	30/360	2,832,400.00	6.50000000	15,342.17	0.00	0.00	0.00	0.00	15,342.17	0.00
B-3	08/01/2007	08/31/2007	30/360	3,268,283.78	6.50000000	17,703.20	0.00	0.00	0.00	0.00	17,703.20	0.00
A-3	08/01/2007	08/31/2007	30/360	292,659,050.00	6.50000000	1,585,236.52	0.00	0.00	0.00	0.00	1,585,236.52	0.00
A-4	08/01/2007	08/31/2007	30/360	37,771,450.00	6.50000000	204,595.35	0.00	0.00	0.00	0.00	204,595.35	0.00
A-5	08/01/2007	08/31/2007	30/360	36,714,500.00	6.50000000	198,870.21	0.00	0.00	0.00	0.00	198,870.21	0.00
A-6	08/25/2007	09/24/2007	30/360	318,192,333.00	6.02000000	1,596,264.87	0.00	0.00	0.00	0.00	1,596,264.87	0.00
A-7	08/25/2007	09/24/2007	30/360	48,952,667.00	9.62000000	392,437.21	0.00	0.00	0.00	0.00	392,437.21	0.00
Deal Totals				1,166,799,525.78		6,518,886.14	0.00	0.00	0.00	0.00	6,518,886.13	0.00

[1.]Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-6, A-7

Section 4 contains information pertaining to both Exchanged and
Non-Exchanged Certificates, the balances of which may have been
affected by an Exchange. The information reported in Section 4 does
not represent the actual status of Exchanges.

5. Other Income Detail

Class	Prepayment Charges		
P	0.00		
Deal Totals	0.00		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	177.17	177.17	0.00	0	0.00	93,007.52	0.00	32,265.44	0.00	0.00	0.00

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	1,636	1,636	N/A	169	4	0	0	0	1,632
	Balance/Amount	435,435,248.19	435,435,248.19	170,455.99	31,053.22	571,697.10	N/A	0.00	0.00	434,662,041.88

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.25506662	7.25413076	360.06	357.93	6.99878055	6.99783577	6.99878055	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	1.65%				1.65%

The Original Scheduled Balance includes $98,059,045.00 for
Pre-Funding but excludes $323,287.85 being distributed to the deal
as cash.

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,616	429,820,283.99	0	0.00	0	0.00	0	0.00	0.00	1,616	429,820,283.99
30 days	16	4,841,757.89	0	0.00	0	0.00	0	0.00	0.00	16	4,841,757.89
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,632	434,662,041.88	0	0.00	0	0.00	0	0.00	0.00	1,632	434,662,041.88
Current	99.02%	98.89%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.02%	98.89%
30 days	0.98%	1.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.98%	1.11%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

Delinquency numbers have been updated

GMAC RFC

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	16	4,841,757.89	**13 Months**	0	0.00	**25 Months**	0	0.00	**37 Months**	0	0.00	**49 Months**	0	0.00
	0.98%	1.11%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	0	0.00	**14 Months**	0	0.00	**26 Months**	0	0.00	**38 Months**	0	0.00	**50 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	**15 Months**	0	0.00	**27 Months**	0	0.00	**39 Months**	0	0.00	**51 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	**16 Months**	0	0.00	**28 Months**	0	0.00	**40 Months**	0	0.00	**52 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	**17 Months**	0	0.00	**29 Months**	0	0.00	**41 Months**	0	0.00	**53 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	**18 Months**	0	0.00	**30 Months**	0	0.00	**42 Months**	0	0.00	**54 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	**19 Months**	0	0.00	**31 Months**	0	0.00	**43 Months**	0	0.00	**55 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	**20 Months**	0	0.00	**32 Months**	0	0.00	**44 Months**	0	0.00	**56 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	**21 Months**	0	0.00	**33 Months**	0	0.00	**45 Months**	0	0.00	**57 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	**22 Months**	0	0.00	**34 Months**	0	0.00	**46 Months**	0	0.00	**58 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	**23 Months**	0	0.00	**35 Months**	0	0.00	**47 Months**	0	0.00	**59 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	**24 Months**	0	0.00	**36 Months**	0	0.00	**48 Months**	0	0.00	**60+ Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	4,357,585.00	10,130,985.00	175,782.00

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	Other Deposits	WITHDRAWALS Draws	Releases	Ending Balance
Prefunding Acct	Deutsche Bank	98,059,045.00	0.00	0.00	98,059,045.00	0.00	0.00
Capitalized Int	Deutsche Bank	571,525.60	0.00	0.00	571,525.60	0.00	0.00
Class P Reserve Account		100.00	0.00	0.00	100.00	0.00	0.00

$323,287.85 of the Draw from the Pre-Funding Account was applied
to the deal as cash.
$1,885.52 of the Draw from the Capitalized Interest Account was
applied to the deal as cash to cover shortfalls.

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		92.54430841%	100.00000000%

	Ending Percentage
M-1	3.92939232%
M-2	0.90675439%
M-3	0.50375757%
Class M Total:	5.33990428%
B-1	0.70525598%
B-2	0.65487560%
B-3	0.75565573%
Class B Total:	2.11578731%

Ending Percentage Uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans, Inc. 2007-QS10
September 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,637,975.26
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	0.00
Total Deposits	3,637,975.26

Uses of Funds	Amount
Transfer to Certificate Account	3,637,976.13
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	0.00
Derivative Payment	0.00
Total Withdrawals	3,637,976.13
Ending Balance	0.00